07023309

CUNNINGHAM LINDSEY GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

May 3, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

SUPPL

SEC MAIL PROCESSING RECEIVED MAY 04 2007 WASH, D.C. 185 SECTION

Dear Sirs or Mesdames:

Re: Cunningham Lindsey Group Inc. – File No. 82 – 5143

Pursuant to the exemption under SEC rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of the Press Release of Cunningham Lindsey Group Inc. dated May 1, 2006 filed with Canadian securities' authorities.

Please call me at (416) 596-8020 with any questions.

Yours truly,

PROCESSED
MAY 15 2007
THOMSON FINANCIAL

Paula Sawyers
Associate General Council and Corporate Secretary

Enc.
PS/eh

dw 5/10

File No. 82 – 5143

Cunningham Lindsey

NEWS

May 2, 2007

FINANCIAL RESULTS FOR FIRST QUARTER 2007

(Note: All dollar amounts in this press release are expressed in Canadian dollars, unless otherwise noted.)

Toronto, Canada - Cunningham Lindsey Group Inc (TSX Symbol: "LIN") today announced its first quarter results for 2007. Consolidated revenues for the quarter ended March 31, 2007 increased by approximately $12.9 million to $116.8 million compared to the quarter ended March 31, 2006. Net earnings for the first quarter of 2007 were $2.5 million ($0.11 per share) compared to a net loss of $1.5 million ($0.07 loss per share) for the first quarter of 2006.

Mr. Jan Christiansen, President & CEO of Cunningham Lindsey Group Inc. stated, "CLGI had an improved first quarter of 2007 compared to the same period in 2006. A number of our operating subsidiaries are benefiting from an increase in their core claims volumes, which I attribute to our on-going commitment to quality. As well, our focus on profitability is beginning to be reflected in our results.

Our Canadian operations increased their operating earnings in the first quarter of 2007 compared to the same period in 2006, due to cost reductions and returns on their investments in people and technology made in 2006.

Our US operations continued their strong growth performance in non-catastrophe related work, but the lack of hurricanes in the fall of 2006 did impact their financial results. Our US operations continue to focus on reducing their infrastructure costs.

Our UK operations had an outstanding first quarter of 2007. Their growth in local currency revenue and earnings for the first quarter was driven by an increase in normal claims volume and claims from the windstorms in January 2007.

Our European operations had mixed results for the first quarter of 2007. CL Europe closed the sale of their headquarters, which generated a $2.4 million pre-tax profit. Our Netherlands office benefited from the windstorms in January 2007, and generated increased operating earnings on slightly less revenue compared to the same period in 2006. However, CL Europe's overall performance was impacted by a $0.7 million cost to close down a local office in France.

CL International performed well, in spite of the lack of significant catastrophe events. CL International had strong revenue from their operations in the United States in the first quarter of 2007 and opened a new office in Abu Dhabi, in continuance of their efforts to develop their operations in the Middle East region."

First Quarter 2007 Results

Total revenue for the first quarter of 2007 was $116.8 million, an increase of $12.9 million compared to revenue of $103.9 million for the first quarter of 2006. International operations and operations in Europe and the United Kingdom reported improvements in revenue compared to the first quarter of 2006, which was in part, due to the strengthening of the United Kingdom pound against the Canadian dollar relative to the first quarter of 2006. However, operations in Canada and the United States reported declines in revenue compared to the first quarter of 2006.

EBITDA[1] for the first quarter of 2007 was $6.0 million (5.1% of revenue), an increase of $0.3 million from EBITDA of $5.7 million (5.4% of revenue) for the first quarter of 2006. Operations in Canada and the United Kingdom reported increases in EBITDA compared to the first quarter of 2006. This was partially offset by an increase in Corporate costs and decreases in EBITDA as reported by International operations and operations in Europe and the United States. The overall increase in EBITDA was primarily due to the increase in revenue.

Net earnings for the first quarter of 2007 were $2.5 million ($0.11 per share) compared to a net loss of $1.5 million ($0.07 loss per share) for the first quarter of 2006. Net earnings for the first quarter of 2007 included an after-tax profit of $1.7 million from the sale of our European headquarters building in Amsterdam.

An income tax expense of $0.4 million was recorded in the first quarter of 2007 compared to $1.5 million in the first quarter of 2006. The income tax expense for the first quarter of 2007 included an income tax recovery of $0.9 million (£0.4 million) arising from tax-deductible Corporate losses.

Total interest expense in the first quarter of 2007 was $4.2 million, $0.3 million less than interest expense of $4.5 million in the first quarter of 2006. Total interest expense in the first quarter of 2007 included $2.2 million of interest incurred on our $125 million 7% unsecured Series "B" debentures and other long-term debt. The other $2.0 million of interest expense in the first quarter of 2007 consisted of $1.8 million of interest and amortisation of issue costs associated with our unsecured non-revolving loan facility, and $0.2 million interest on operating lines and other credit facilities. Interest expense in the first quarter of 2007 was less than in the first quarter of 2006 primarily due to lower interest rates and a decrease in commitment fees in respect of our $72.8 million non-revolving term facility.

Liquidity

Overall, we used more cash in our operating activities during the first quarter of 2007 compared to the first quarter of 2006. Cash used in operating activities from continuing operations was $10.6 million in the first quarter of 2007 compared to $7.5 million in the first quarter of 2006, due to a $5.3 million unfavourable working capital movement and a $1.8 million reduction in items not affecting cash, offset by a $4.0 million increase in net earnings from continuing operations.

Net debt (defined as total long-term debt, bank indebtedness and other loans less cash) as at March 31, 2007 was $201.3 million compared to $198.4 million at December 31, 2006. The increase in net debt was to fund our operating activities during the first quarter of 2007.

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[1] EBITDA (earnings before interest, taxes, depreciation, and amortisation) is defined as revenue from continuing operations less cost of service and selling, general and administration expenses, excluding depreciation and amortization. EBITDA does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

Summary of Financial Results

The following table presents a summary of the financial results for the three months ended March 31, 2007 and 2006:

	First Quarter	
(in $000's except share and per share amounts)	**2007**	2006
Revenue		
Canada	**13,700**	14,046
United States	**15,145**	17,540
United Kingdom	**58,887**	45,245
Europe	**15,363**	14,373
International	**13,675**	12,695
Total Revenue	**116,770**	103,899
EBITDA (1)		
Canada	**748**	94
United States	**901**	1,383
United Kingdom	**4,443**	2,869
Europe	**(185)**	298
International	**1,774**	2,577
Corporate	**(1,691)**	(1,565)
Total EBITDA	**5,990**	5,656
Depreciation and amortization expense	**1,205**	1,183
Interest expense	**4,217**	4,485
Profit on sale of fixed asset	**(2,352)**	-
Income tax provision	**416**	1,515
Net earnings (loss)	**2,504**	(1,527)
Basic and diluted net earnings (loss) per share	**$0.11**	**$(0.07)**
Total shares outstanding (000) (2)	**22,093**	22,093
Weighted average shares (000)	**21,958**	21,897

(1) EBITDA (earnings before interest, taxes, depreciation, and amortisation) is defined as revenue from continuing operations less cost of service and selling, general and administration expenses, excluding depreciation and amortization. EBITDA does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

(2) As at March 31, 2007, there are 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares issued and outstanding.

About Cunningham Lindsey

Cunningham Lindsey Group Inc. is one of the leading insurance loss-adjusting groups worldwide. Through its operating subsidiaries, Cunningham Lindsey Group provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management. It has a global network of approximately 4,000 professionals located in 357 locations throughout Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Beyond its core loss adjusting services, Cunningham Lindsey provides engineering consultancy, risk management, risk surveys, environmental remediation, valuations and related services as well as claims appraisal training and education courses in the United States. Further information about Cunningham Lindsey is available on our website at www.cunninghamlindsey.com.

Forward-Looking Information

The matters discussed in this release include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "may", "will", "should", "would", "could", "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning or negative derivations thereof. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements or other future events. Readers should not rely on forward-looking statements as they involve known and unknown risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed, implied or anticipated in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to the following factors which are more fully described in our filings with the Canadian securities regulators on www.sedar.com: our substantial debt; vulnerability of revenue to weather conditions; general insurance market conditions; reduction in our potential customers; foreign currency fluctuations; the loss of key personnel; competition; reliance on key customers; changes to the regulatory environment; legal proceedings; access to cash; collections of accounts receivable; critical accounting estimates; controlling shareholder influence; and our outstanding debt may discourage a change of control. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for management to predict all such risks. We have no obligation, and do not intend, to update or alter such forward-looking statements as a result of new information, future events or otherwise, except as required by law.

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For further information, please contact Jan Christiansen, Chief Executive Officer and President at (847) 517-3300 Ext. 3333.

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